Mail Stop 3010

March 18, 2010

VIA U.S. MAIL

Gabriel Blasi
Chief Financial Officer
Alto Palermo S.A.
Moreno 877, 22nd Floor
Buenos Aires, Argentina

   Re: **Alto Palermo S.A**
     Form 20-F for Fiscal Year Ended
     June 30, 2009
     Filed December 30, 2009
     File No. 000-30982

Dear Mr. Blasi:

   We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended June 30, 2009

Item 3. Key Information

A. Selected consolidated financial data, page 8

1.   Please tell us and disclose in future filings if the dividends per share and dividends per ADS in the US$ column are in US$ or in Ps.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Fiscal Year 2009 as compared to Fiscal Year 2008

Financial results, net, page 104

2.   Please clarify for us what is meant by your disclosure that "a rise in the loss associated to the amounts discounted on non-current balances related to Value Added Tax for Ps.8.9 million mainly arising from our Panamerican Mall subsidiary."

Financial Statements

Notes to the Consolidated Financial Statements

2. Preparation of Financial Statements

h. Significant acquisitions, disposals and development of businesses

Acquisition of Soleil Factory shopping center business, page F-15

3.   We note that you paid US$8.1 million in December of 2007 for the anticipated acquisition of the Soleil Factory shopping center business and have recorded this amount as "Suppliers advances." You also disclose that the transaction is subject to certain suspensive conditions. Please tell us what these conditions are, when you expect them to be met, and if your payment is returned if the conditions are never met.

3. Significant accounting policies

j. Foreign currency assets and liabilities, page F-22

4.   Please tell us and disclose in your filing where foreign currency translation
        gains/losses are recorded. Please tell us how you accounted for the translation
        gains/losses within your US GAAP reconciliation.

6. Balances and transactions with related parties, F-34

5.   On page F-64, you disclose that you made an unconditional promise during the
        fiscal year ended June 30, 2009 to give Ps.1.2M to Fundación IRSA in the
        subsequent year. Per review of page F-35, it appears you have not accrued your
        unconditional obligation at June 30, 2009. Please tell us how you accounted for
        this commitment within your US GAAP reconciliation.

8. Other income (expenses), net, page F-38

6.   Please tell us how you accounted for the recovery of allowances for donations of
        Ps.3.2M within your US GAAP reconciliation.

19. Differences between Argentine GAAP and US GAAP

I. Differences in measurement methods, page F-51

General

7.   Please tell us and expand your disclosure in future filings to clarify how loan
        losses are provided for under US GAAP and describe any differences between
        Argentine GAAP and US GAAP.

Securitization Accounting, page F-57

8.   You disclose that neither you, nor the trustee, have responsibility over any
        shortfall or failure in collecting the receivables which are the source of cash
        payment for the TDF holders. Please tell us the circumstances, if any, that you
        would be required to repurchase the securitized receivables and if you have
        recorded any related accruals. Additionally, tell us your accounting policies
        related to these obligations, if applicable, for transfers accounted for both as sales
        and financings.

II. Additional disclosure requirements

c) Disclosure of related parties transactions

Loans from Major Shareholders, page F-65

9.   Please tell us how you accounted for the cap on the conversion rate for your convertible notes. Within your response, please reference ASC 815-15.

p) Pro-rate consolidation of Metroshop S.A., page F-81

10.   Please tell us how you have complied with Item 17(c)(2)(vii) of Form 20-F, or tell us how you determined it was not necessary to present summarized cash flow information resulting from operating, financing and investing activities relating to your pro rata interest in Metroshop.

*   *   *   *

        Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.
        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Senior Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3782 if you have questions.

Sincerely,

Jessica Barberich
Assistant Chief Accountant